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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 395

FACING PAGE

RECEIVED MAR 0 1 2006

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2005_____ AND ENDING____12/31/2005____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Evergreen Investment Services, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street

(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dorothy Cosentino   (617) 210-3237
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Dorothy M. Cosentino_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Evergreen Investment Services, Inc._____, as of __December 31_____, 20_05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Dorothy M Cosentino
Signature

__AVP Finance_____
Title

_____
Notary Public

My commission expires : 4-18-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

December 31, 2005 and 2004

Table of Contents



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone   617 988 1000
Fax   617 988 0800
Internet   www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Evergreen Investment Services, Inc.:

We have audited the accompanying statements of financial condition of Evergreen Investment Services, Inc. (the Company, a wholly owned subsidiary of Evergreen Investment Company, Inc.) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Investment Services, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 28, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		2005	2004
Current assets:			
Cash and cash equivalents	$	16,171,016	15,719,013
Receivable from affiliates (note 3)		32,675,906	28,486,130
Prepaid expenses and other assets		9,138,487	5,756,047
Total current assets		57,985,409	49,961,190
Fixed assets, net of accumulated depreciation of $4,037,056 and $3,861,234 (note 4)		802,521	739,091
Total assets	$	58,787,930	50,700,281
Liabilities			
Current liabilities:			
Payable to affiliate (note 3)	$	1,416,694	1,779,081
Accounts payable and accrued expenses		5,418,974	4,185,838
Accrued litigation settlement (note 8)		8,100,000	—
Total current liabilities		14,935,668	5,964,919
Commitments and contingencies (notes 5 and 8)			
Stockholder's Equity			
Common stock, no par value. Authorized 40,000 shares; issued and outstanding 21,000 and 21,000 shares, respectively		6,693,224	6,693,224
Retained earnings		37,159,038	38,042,138
Total stockholder's equity		43,852,262	44,735,362
Total liabilities and stockholder's equity	$	58,787,930	50,700,281

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Operations

Years ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Reimbursements (note 2)	$ 70,701,950	64,217,642
Distribution fees	4,418,988	2,444,076
Investment income, net (note 3)	452,003	164,993
Total revenues	75,572,941	66,826,711
Expenses:		
Compensation and employee benefits (note 6)	26,125,495	24,839,329
Sales promotion	29,371,471	29,435,576
Travel and entertainment	4,227,855	4,227,088
Occupancy	751,945	850,147
Equipment	864,588	699,158
Communications	521,108	576,011
Amortization of sales commissions	4,236,536	935,611
Other	1,600,213	1,166,779
	67,699,211	62,729,699
Intercompany charges:		
Corporate overhead (note 3)	2,435,682	4,469,875
Interest income, net (note 3)	(736,905)	(312,724)
Total expenses	69,397,988	66,886,850
Provision for legal contingencies (note 8)	8,100,000	—
Loss before income tax	(1,925,047)	(60,139)
Income tax (benefit) expense (note 5)	(1,041,947)	290,341
Net loss	$ (883,100)	(350,480)

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)
Statements of Changes in Stockholder's Equity
Years ended December 31, 2005 and 2004

	Common stock	Retained earnings	Total
Balance, December 31, 2003	$ 6,693,224	38,392,618	45,085,842
Net loss	—	(350,480)	(350,480)
Balance, December 31, 2004	6,693,224	38,042,138	44,735,362
Net loss	—	(883,100)	(883,100)
Balance, December 31, 2005	$ 6,693,224	37,159,038	43,852,262

See accompanying notes to financial statements.

4

EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net loss	$ (883,100)	(350,480)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	384,537	343,366
Loss on sales of fixed assets	15,952	4,595
Changes in assets and liabilities:		
(Increase) / decrease in receivable from affiliates	(4,189,776)	3,068,763
Increase in prepaid expenses and other assets	(3,382,440)	(2,816,173)
Decrease in payable to affiliates	(362,387)	(1,242,517)
Increase in accounts payable and accrued expenses	1,233,136	1,337,338
Increase in accrued litigation settlement	8,100,000	—
Net cash provided by operating activities	915,922	344,892
Cash flows from investing activities:		
Purchases of fixed assets	(501,043)	(207,112)
Proceeds from sales of fixed asset	37,124	27,213
Net cash used in investing activities	(463,919)	(179,899)
Increase in cash and cash equivalents	452,003	164,993
Cash and cash equivalents, beginning of year	15,719,013	15,554,020
Cash and cash equivalents, end of year	$ 16,171,016	15,719,013
Supplemental disclosures:		
Income tax refunded	$ 3,114,398	561,627
Interest paid	—	—

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Notes to Financial Statements

December 31, 2005 and 2004

(1) Organization

Evergreen Investment Services, Inc. (EIS or the Company) is a wholly owned subsidiary of Evergreen Investment Company, Inc. (EICO), which, in turn, is an indirect wholly owned subsidiary of Wachovia Bank, N.A. (WB), a national banking association and a wholly owned subsidiary of Wachovia Corporation (Wachovia). Evergreen Investment Management Company, LLC (EIMCO), an indirect subsidiary of EICO, serves as advisor and administrator for the Evergreen mutual funds (the Funds), which, as of December 31, 2005 and 2004, consisted of approximately 100 mutual funds.

EIS is registered as a broker-dealer under the Securities Exchange Act of 1934. Prior to May 1, 2004, EIS acted as marketing agent for the Funds and had the right to receive distribution fees directly from the Funds. Effective May 1, 2004, EIS was named distributor for the Funds. EIS assigned its right to receive these distribution fees to EIMCO.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) *Cash and Cash Equivalents*

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are substantially comprised of shares of an affiliated money market mutual fund.

(b) *Fixed Assets*

Fixed assets consist primarily of automobiles, equipment, and computer software, and are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to seven years.

(c) *Income Taxes*

The Company's results for the years ended December 31, 2005 and 2004 will be included in the consolidated federal income tax return of Wachovia. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wachovia and recorded in the consolidated Wachovia tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are also computed on a separate-entity basis.

Deferred income tax assets and liabilities are established for the expected future tax consequences attributable to temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income during the period that includes the enactment date.

(d) *Use of Estimates*

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) *Reimbursement Policy*

The Company operates principally for the benefit of EIMCO and its affiliates. Effective January 1, 2002, the Company began assigning its rights to receive distribution fee revenue to EIMCO (see note 3(b)) and, as a result, the Company began to experience operating losses. In anticipation of these operating losses, the Company and EIMCO entered into a Loss Indemnification Agreement on January 1, 2002 in order for the Company to continue to meet its capital requirements as a registered broker-dealer. Under this agreement, EIMCO reimburses the Company for losses incurred as a result of operations.

(3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

(a) *Receivable from/Payable to Affiliate*

The Company invests cash not required for direct operational needs in other Wachovia entities. The Company also has established a revolving line of credit with WB on which interest is payable monthly at the average federal funds rate, with a maximum available balance of $100 million. Interest income of $736,905 and $312,724 was earned on amounts due from affiliates during 2005 and 2004, respectively. As of December 31, 2005 and 2004, the Company was in a net due from position, with an outstanding balance of $27,248,249 and $28,124,344, respectively.

Receivables from/payable to affiliates also include unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

(b) *Assignment of Distribution Fees*

The Company has the right to receive distribution fees and certain portions of contingent deferred sales charges (CDSCs) directly from the Funds subject to certain limitations imposed by the National Association of Securities Dealers, Inc. On January 1, 2002, the Company entered into an agreement (the Assignment Agreement) with EIMCO assigning all of the Company's rights to receive these distribution fees and CDSCs to EIMCO in consideration for EIMCO financing the broker commissions on the sale of the Funds' Class B and Class C shares. Total fees and CDSCs assigned to

EIMCO in 2005 and 2004 under the Assignment Agreement amounted to $72,223,852 and $79,043,885, respectively.

(c)   Corporate Overhead

As a service to its subsidiaries, WB provides services such as corporate and executive administration, including technical, treasury, financial, and legal support. The subsidiaries, including EIS, are charged monthly for their pro rata share of these services as corporate overhead.

(d)   Investment Income

Amounts included in the statement of operations represent dividends earned on cash balances invested in affiliated money market funds.

(4)   Fixed Assets

Fixed assets included the following at December 31, 2005 and 2004:

		2005	2004
Automobiles	$	1,152,851	1,031,178
Equipment		433,464	412,347
Computer equipment		472,754	498,260
Telephone equipment		28,533	29,853
Computer software		2,751,975	2,628,687
		4,839,577	4,600,325
Less accumulated depreciation		4,037,056	3,861,234
	$	802,521	739,091

Depreciation expense for the years ended December 31, 2005 and 2004 is $384,537 and $343,366, respectively.

(5)   Income Taxes

The provision for income taxes (benefits) for each of the years in the two-year period ended December 31, 2005 is presented below:

		2005		
		Federal	State	Total
Current income tax (benefit) expense	$	2,873,605	(674,010)	2,199,595
Deferred income tax benefit		(3,086,161)	(155,381)	(3,241,542)
Total income tax benefit	$	(212,556)	(829,391)	(1,041,947)

(Continued)

	2004		
	Federal	**State**	**Total**
Current income tax (benefit) expense	$ (215,103)	21,811	(193,292)
Deferred income tax expense	373,095	110,538	483,633
Total income tax expense	$ 157,992	132,349	290,341

The reconciliation of federal income tax rates and amounts to the effective income tax rates and amounts for each of the years in the two-year period ended December 31, 2005 is presented below:

	2005	
	Amount	**Percentage of pre-tax income**
Tax benefit at federal income tax rate	$ (673,766)	35.0%
Entertainment disallowance	170,924	(8.9)
State income tax benefit, net of federal effect	(881,753)	45.8
Change in deferred tax asset valuation allowance	342,648	(17.8)
Total income tax benefit	$ (1,041,947)	54.1%

	2004	
	Amount	**Percentage of pre-tax income**
Tax benefit at federal income tax rate	$ (21,049)	35.0%
Entertainment disallowance	225,363	(374.7)
State income tax, net of federal income tax benefit	56,569	(94.1)
Change in deferred tax asset valuation allowance	29,458	(49.0)
Total income tax expense	$ 290,341	(482.8)%

(Continued)

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the each years in the two-year period ended December 31, 2005 are presented below:

	2005	2004
Deferred income tax assets:		
Accrued postretirement benefits	$ 216,825	186,375
Deferred compensation	1,272,138	1,073,222
Net operating loss carryforwards	—	49,972
Accrued expenses, deductible when paid	3,877,726	169,562
Other	15,777	—
Deferred income tax assets	5,382,466	1,479,131
Deferred income tax assets valuation allowance	(392,620)	(49,972)
Net deferred income tax assets	4,989,846	1,429,159
Deferred income tax liabilities:		
Prepaid pension	(1,638,444)	(1,372,496)
Deferred insurance commissions	(796,254)	(685,494)
Other	—	(57,563)
Deferred income tax liabilities	(2,434,698)	(2,115,553)
Net deferred income tax asset (liabilities)	$ 2,555,148	(686,394)

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $392,620 as of December 31, 2005 was established related to certain state net operating loss carryforwards not expected to be utilized.

The Internal Revenue Service (the IRS) has concluded its examination of Wachovia's federal income tax returns for 1999 and all prior years. The examination of these tax years resulted in no material impact to the Company's financial position. The IRS is currently examining Wachovia's federal income tax returns for the years 2000 through 2003. As of December 31, 2005 the IRS has not proposed any material adjustments related to these examinations. Although the amount of any ultimate liability with respect to such examinations cannot be determined, in the opinion of management, any such liability will not have a material impact on the Company's financial position.

(6) **Benefit Plans**

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matching savings plan of Wachovia. In addition, Wachovia provides

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Notes to Financial Statements

December 31, 2005 and 2004

postretirement benefits, principally health care, to employees and their beneficiaries and dependents. Wachovia allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation from the Company and the total cost incurred with respect to the plans on a consolidated basis. Total benefits expense for the Company for these plans for the years ended December 31, 2005 and 2004 was $928,247 and $836,972, respectively. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's retirement and postretirement plan calculations and is therefore not available.

(7)   **Net Capital Requirement**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2005 and 2004, EIS had net capital of $911,928 and $9,439,714, which was $(83,783) less than and $9,042,053 in excess of its required minimum net capital of $995,711 and $397,661, respectively. The Company's "aggregate indebtedness" was $14,935,668 and $5,964,919 at December 31, 2005 and 2004, respectively, resulting in ratios of aggregate indebtedness to net capital of 16.38 to 1 and 0.63 to 1, respectively. Subsequent to December 31, 2005, EIS settled a significant portion of its liabilities, invested $8 million in money market mutual funds and received cash from its affiliates, in settlement of certain year-end intercompany receivable. All these transactions were sufficient to bring EIS' net capital to levels in excess of the required minimum net capital amount.

(8)   **Regulatory Matters and Litigation**

Since September 2003, governmental and self-regulatory authorities have instituted numerous ongoing investigations of various practices in the mutual fund industry, including investigations relating to revenue sharing, market-timing, late trading and record retention, among other things. The investigations cover investment advisors, distributors and transfer agents to mutual funds, as well as other firms. EIMCO, the Company and Evergreen Service Company LLC (collectively, Evergreen) have received subpoenas and other requests for documents and testimony relating to these investigations, are endeavoring to comply with those requests, and are cooperating with the investigations.

Evergreen is continuing its own internal review of policies, practices, procedures and personnel, and is taking remedial action where appropriate.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Notes to Financial Statements

December 31, 2005 and 2004

In connection with one of these investigations, on July 28, 2004, the staff of the Securities and Exchange Commission (SEC) informed Evergreen that the staff intends to recommend to the SEC that it institute an enforcement action against Evergreen. The SEC staff's proposed allegations relate to (i) an arrangement pursuant to which a broker at one of EIMCO's affiliated broker-dealers had been authorized, apparently by an EIMCO officer (no longer with EIMCO), to engage in short-term trading, on behalf of a client, in Evergreen Mid Cap Growth Fund (formerly Evergreen Small Company Growth Fund and prior to that, known as Evergreen Emerging Growth Fund) during the period from December 2000 through April 2003, in excess of the limitations set forth in the fund's prospectus, (ii) short-term trading from September 2001 through January 2003, by a former Evergreen portfolio manager, of Evergreen Precious Metals Fund, a fund he managed at the time, (iii) the sufficiency of systems for monitoring exchanges and enforcing exchange limitations as stated in the fund's prospectuses, and (iv) the adequacy of e-mail retention practices. In connection with the activity in Evergreen Mid Cap Growth Fund, EIMCO reimbursed the fund $378,905, plus an additional $25,242, representing what EIMCO calculated at that time to be the client's net gain and the fees earned by EIMCO and the expenses incurred by this fund on the client's account. In connection with the activity in Evergreen Precious Metals Fund, EIMCO reimbursed the fund $70,878, plus an additional $3,075, representing what EIMCO calculated at that time to be the portfolio manager's net gain and the fees earned by EIMCO and expenses incurred by the fund on the portfolio manager's account. Evergreen is currently engaged in discussions with the staff of the SEC concerning its recommendation.

The staff of the National Association of Securities Dealers (NASD) has notified the Company that it has made a preliminary determination to recommend that disciplinary action be brought against the Company for certain violations of the NASD's rules. The recommendation relates principally to allegations that the Company (i) arranged for fund portfolio trades to be directed to broker-dealers (including Wachovia Securities, LLC, an affiliate of the Company) that sold Evergreen Fund shares during the period January 2001 to December 2003 and (ii) provided non-cash compensation by sponsoring offsite meetings attended by Wachovia Securities, LLC brokers during that period. EIS is cooperating with the NASD staff in its review of these matters.

Any resolution of these matters with regulatory authorities may include, but not be limited to, sanctions, penalties or injunctions regarding Evergreen, restitution to mutual fund shareholders and/or other financial penalties and structural changes in the governance or management of Evergreen's mutual fund business. Any penalties or restitution will be paid by Evergreen and not by the Evergreen funds. Accordingly, during 2005, the Company recorded litigation reserves in the amount of $8,100,000, representing the Company's allocated portions of management's best estimate of the total amount that would be required to be paid to settle the above matters. This was reimbursed by EIMCO.

Prior to 2005, EICO had not been charging to the Company its portion of provisions established to cover the future settlement of regulatory matters. During 2005, it was determined EICO would charge and the Company would record the provisions related to these matters on the Company's books. As a result of the change in policy, $1.5 million of the current year's provision relates to reserves established in prior years which had been reflected in, and were transferred from the books and records of the Company's affiliates. The remainder of current year's provision relates to reserves established in the current year.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Notes to Financial Statements

December 31, 2005 and 2004

In addition, the Evergreen funds and EIMCO and certain of its affiliates, including the Company, are involved in various legal actions in the normal course of business, including private litigation and class action lawsuits. At this time, it can not be determined whether these actions will have any adverse effect on the financial position or financial results of the Company. Currently reserves have not been recorded in the books and records of the Company for these legal matters. In the opinion of management, the final disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Computation of Aggregate Indebtedness and Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholder's equity	$	43,852,262
Deductions and/or charges:		
Receivable from affiliates		(32,675,906)
Prepaid expenses and other assets		(9,138,487)
Fixed assets, net		(802,521)
Net capital before haircuts on securities positions		1,235,348
Haircut on investment in money market mutual fund		(323,420)
Net capital	$	911,928
Aggregate indebtedness:		
Total liabilities	$	14,935,668
Computation of basic net capital requirement:		
Minimum net capital required:		
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$	995,711
Net capital deficiency at 1,500%	$	(83,783)
Net capital deficiency at 1,000%	$	(581,639)
Ratio of aggregate indebtedness to net capital		16.38 to 1

As required by the Securities and Exchange Commission (the SEC), the Company has filed financial statements in the form prescribed by the SEC on Part IIA of the FOCUS report as of December 31, 2005 (the Filing)

Provided below is a summary of the differences between the results of the net capital computation in the Filing as compared to the results of the computation from the audited financial statements:

		Filing	Difference from above
Total stockholder's equity	$	39,233,149	(4,619,113)
Deductions and/or charges:			
Receivable from affiliates		(27,593,448)	5,082,458
Prepaid expenses and other assets		(9,601,832)	(463,345)
Fixed assets, net		(802,521)	—
Net capital before haircuts on securities positions		1,235,348	—
Haircut on investment in money market mutual fund		(323,420)	—
Net capital	$	911,928	—
Aggregate indebtedness	$	14,935,668	—
Excess net capital at 1,500%	$	(83,783)	—
Excess net capital at 1,000%	$	(581,639)	—
Ratio of aggregate indebtedness to net capital		16.38 to 1	16.38 to 1

14

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Exemption

December 31, 2005

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Act of 1934 under Subsection (k)(1). During the year ended December 31, 2005, the Company was in compliance with the conditions for the exemption.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
Evergreen Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Evergreen Investment Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3.   Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16   (Continued)



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2006